UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2015

Commission File No.: 001-35273

VIEWTRAN GROUP, INC.

Room 1501, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

Completion of Acquisition or Disposition of Assets.

Viewtran Group, Inc. (the “Company”) previously filed a Report of Foreign Private Issuer on Form 6-K dated May 12, 2015 pursuant to which it filed a notice of extraordinary general meeting and proxy statement. The proxy statement contained a proposal relating to the approval of a transaction with Blueberry Capital Limited (“Blueberry Capital”). As described in the proxy statement, the transaction with Blueberry Capital provided for the sale of substantially all of the Company’s assets to Blueberry Capital for $70 million. The transaction with Blueberry Capital closed on June 17, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIEWTRAN GROUP, INC.

By: /s/Xianhang Wang
Name: Xianhang Wang
Title: Chief Executive Officer

Dated: July 6, 2015